News Release

Issued on behalf of RELX PLC and RELX NV

22 February 2018

Publication of Annual Reports and Financial Statements 2017

RELX PLC and RELX NV have today published the following documents on the Group’s website www.relx.com.

-	Annual Reports and Financial Statements 2017 for RELX PLC and RELX NV (the “2017 Annual Report”);

-RELX NV Corporate Governance Statement 2017;

-	Corporate Responsibility Report 2017.

The 2017 Annual Report and the RELX NV Corporate Governance Statement 2017 have been submitted by RELX NV to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten). The 2017 Annual Report has been submitted by RELX PLC to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

The Annual Report 2017 on Form 20-F will be filed with the United States Securities and Exchange Commission and will also be published on the RELX Group website later today.

Hard copies of the aforementioned documents may be obtained, free of charge, on request from the registered offices noted below.

RELX PLC	RELX NV
1-3 Strand	Radarweg 29
London	1043 NX Amsterdam
WC2N 5JR	The Netherlands
PLC.secretariat@relx.com	NV.secretariat@relx.com

Directors’ Responsibility Statement

Additional information required to be made available by RELX PLC under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, to the extent not already included in the RELX Group 2017 Results Announcement issued on 15 February 2018, is set out below.

The following responsibility statement is extracted from page 171 of the 2017 Annual Report and is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5. Responsibility is for the full 2017 Annual Report not the information presented in this announcement and the 2017 Results Announcement.

Each of the Directors, whose names and roles can be found on pages 66 to 67, confirms that, to the best of their knowledge:

-

the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group;

-

the individual company financial statements, prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company; and

-

the Directors’ Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Forward-looking statements

The Reports and Financial Statements 2017 contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the RELX Group intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the RELX Group products and services; competitive factors in the industries in which the RELX Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX NV with the US Securities and Exchange Commission.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel : +44 20 7166 5724

paul.abrahams@relx.com

Colin Tennant (Investors)

Tel: +44 20 7166 5751

colin.tennant@relx.com

Notes for Editors

About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs about 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX.

The total market capitalisation is approximately £29.9bn, €33.9bn, $41.8bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investors

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands